SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated January 3, 2012.

Document 1

For Immediate Release	January 3, 2012

Sonde Resources Corp. Announces Redemption of Convertible Preferred Shares

CALGARY, ALBERTA- (Marketwire – January 3, 2012) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE Amex:SOQ) announced today that  it has redeemed all 150,000 of its previously outstanding US $100.00 5% Cumulative Redeemable Convertible Preferred Shares, Series B (the "Preferred Shares").  The Preferred Shares were redeemed at a price equal to US $100.00 for each Preferred Share, plus an amount equal to all accrued and unpaid dividends per Preferred Share to December 30, 2011, being US $1.25 per Preferred Share. Sonde used existing cash balances to fund the redemption of the Preferred Shares, which totaled US $15,186,987.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Contact Information

Sonde Resources Corp.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	January 3 , 2012	By:	/s/ Kurt Nelson
			Name:	Kurt Nelson
			Title:	Chief Financial Officer